

16022294

ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 23 2016
Washington DC
416

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SEC FILE NUMBER
8-15885

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 9/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Boston Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Old Bedford Road
(No. and Street)

Lincoln	MA	01773
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah A. Kessinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Boston Capital Corporation, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



JILL M. SWANSON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 29, 2021

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Boston Capital Corporation
September 30, 2016

Financial Statements
Report Pursuant to 17a-5(d) and
Supplementary Information and
Report of Independent Registered Public Accounting Firm

U.S. BOSTON CAPITAL CORPORATION

Table of Contents


WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of U.S. Boston Capital Corporation:

We have audited the accompanying statement of financial condition of U.S. Boston Capital Corporation as of September 30, 2016, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Boston Capital Corporation as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I – Computation of Net Capital, Aggregate Indebtedness, Basic Net Capital Requirement Pursuant to Rule 15c3-1; Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 Exhibit A; Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15x3-3 Exhibit A, (collectively "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining

whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
November 21, 2016

U.S. BOSTON CAPITAL CORPORATION

Statement of Financial Condition
September 30, 2016

Assets		
Cash	$	63,591
Restricted cash		780,318
Marketing, distribution and commissions receivable		
Affiliates		298,025
Other		24,618
Marketable securities, at fair value		687,838
Prepaid expenses and other current assets		42,138
Total assets	**$**	**1,896,528**

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable		
Affiliate	$	300,415
Other		19,036
Accrued expenses		61,133
Payable to customers		760,318
Accrued income taxes (due to parent)		956
Deferred income		42,987
Deferred tax liability		81,621
Total liabilities		**1,266,466**
Stockholder's equity		
Common stock, $.10 par value; 150,000 shares authorized, issued and outstanding		15,000
Additional paid-in capital		38,730
Retained earnings		576,332
		630,062
Total liabilities and stockholder's equity	**$**	**1,896,528**

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Operations
For the Year Ended September 30, 2016

Revenue	
Marketing and distribution	$ 3,789,304
Private placement fees	637,078
Sales compensation fee	1,242,656
Commissions	151,801
Service fee	884,215
Custodial fees	78,384
Unrealized gain on marketable securities	43,577
Long-term capital gain	1,679
Dividend income	10,051
Total operating revenue	6,838,745
Expenses	
Commission expense	3,105,128
Overhead expense pursuant to expense sharing agreement	2,527,200
NTF platform fees	148,500
Additional overhead expense	758,730
Marketing expense	62,538
Regulatory fees and expenses	50,526
License and service fees	37,177
Audit expense	41,137
Miscellaneous expenses	7,678
Total operating expenses	6,738,614
Income before income taxes	100,131
Income tax expense	22,202
Net Income	$ 77,929

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2016

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Number of shares	Amount			
Balance at September 30, 2015	150,000	$ 15,000	$ 38,730	$ 498,403	$ 552,133
Net income	-	-	-	77,929	77,929
Balance at September 30, 2016	150,000	$ 15,000	$ 38,730	$ 576,332	$ 630,062

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Liabilities Subordinated to Cliams of General Creditors
For the Year Ended September 30, 2016

Subordinated borrowings at October 1, 2015	$	-
Increases		-
Decreases		-
Subordinated borrowings at September 30, 2016	**$**	-

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Cash Flows
For the Year Ended September 30, 2016

Cash flows from operating activities	
Net income	$ 77,929
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in unrealized gain on marketable securities	(43,577)
Reinvested dividend income and capital gain	(11,730)
Deferred income taxes	17,431
Private Placement fees received in securities in lieu of cash	(337,078)
Commission expense paid in securities in lieu of cash	337,078
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Marketing, distribution and commissions receivable	40,586
Prepaid expenses and other current assets	17,094
Increase (decrease) in:	
Commissions payable	(47,561)
Accrued expenses	11,838
Accrued income taxes	-
Net cash provided by operating activities	62,010
Net increase in cash	62,010
Cash at beginning of year	1,581
Cash at end of year	$ 63,591
Supplemental disclosures of cash flows information:	
Cash paid during the year for:	
Income taxes	$ 4,771
Supplemental disclosures of non-cash investing activities:	
Private placement fees received in form of securities	$ 337,078
Commission expenses paid in the form of securities	(337,078)

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

U.S. Boston Capital Corporation (the "Company") is a wholly owned subsidiary of U.S. Boston Corporation (the "Parent"), with its principal office and place of business in Lincoln, Massachusetts. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a general securities firm that conducts its business subject to the provisions of SEC Rule 15c3-3 and maintains a minimum net capital of at least $250,000.

The Company conducts its general securities business as an introducing broker-dealer clearing through Cero's Financial Services, Inc. The Company acts as the principal underwriter for and the distributor of the Pear Tree Funds ("Pear Tree Funds"). The Company also acts as placement agent for private placements of limited liability companies formed and managed by an affiliated registered investment advisor, Pear Tree Partners, LP ("Pear Tree Partners"). In addition to acting as placement agent, the Company provides custodial services to each of the limited liability companies. Custodial services include the protection of cash and the safekeeping of physical securities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates inherent in the preparation of these financial statements include the valuation of securities received as revenue and paid as commission in lieu of cash. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue and expenses related to distribution and marketing fees and sales-revenue sharing over the contract period, generally monthly or quarterly. In addition, service fees are received as needed to support additional distribution and servicing efforts. The Company also generates commissions when acting as an agent for customer securities transactions. Revenue from private placements is recognized when the transaction is complete and the fee is collectible, fixed, and determinable. On occasion private placement fees are received and simultaneously paid out as commissions in the form of securities in lieu of cash and are recorded at fair value of such securities received on the date all revenue recognition criteria is met. Management's estimate of fair value of such securities is based primarily on the per share price of the underlying issuing company

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

received in recent capital transactions for similar shares. Commission revenues and expenses are recorded in the accounts on the trade date. The Company recognizes revenue related to custodial services over the contract period, generally quarterly or annually. Related expenses are recorded concurrently with revenue.

Concentrations of Credit Risk

The Company maintains cash accounts with a high credit quality, Boston-based bank, the daily balances of which, at times, due to timing of reconciling items, may exceed Federal Deposit Insurance Corporation (FDIC) limits.

A substantial portion of the Company's revenue and expenses are attributable to affiliates under common control or managed by such affiliates.

Restricted Cash

Cash – restricted represents amounts held for customers in a special reserve bank account in compliance with SEC Rule 15c3-3, federal and other regulations.

Income Taxes

The Company files a consolidated tax return with the Parent. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statements for a subsidiary as if it filed a separate return.

Deferred tax assets and liabilities are determined based on differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse. The deferred tax liability at September 30, 2016 relates to the unrealized gain on marketable securities.

A reconciliation of current and deferred income tax expense (benefit) is as follows:

Current tax expense	
Federal	$ -
State	4,771
Total current tax expense	4,771

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Deferred tax expense	
Federal	13,945
State	3,486
Total deferred tax expense	17,431
Total income tax expense	$ 22,202

The difference between the statutory U.S. federal income tax and the Company's' effective tax rate is primarily due to state taxes.

Uncertain Tax Positions

Tax positions taken by the Company are required to be evaluated to determine whether they are more likely than not to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. Generally, the Company is no longer subject to federal and state examinations by tax authorities for years prior to September 30, 2012. There are no uncertain tax positions that require accrual or disclosure at September 30, 2016.

The company accounts for interest and penalties related to uncertain tax positions as part of its income tax expense. No interest or penalties were recorded for the year ended September 30, 2016.

3. Related Party Transactions

The Company transacts business with affiliated parties through common control. Related party transactions occurring during the year ended September 30, 2016 are as follows:

The Company provides marketing, distribution, and promotional services to the Pear Tree Funds that are managed by Pear Tree Advisors, Inc., in accordance with 12b-1 distribution agreements. Such agreements provide for a fee at an annual rate of 0.25% of the average net asset values of Pear Tree Funds' ordinary shares. The Company earned $3,789,304 for the year ended September 30, 2016 under such agreements which are reported as marketing and distributions revenue on the statement of operations. As of September 30, 2016, the Company has a receivable of $298,025 for such distribution agreements.

Per a revenue sharing agreement with Pear Tree Advisors, Inc., the Company earned $1,242,656 of sales compensation for the year ended September 30, 2016, based on annual rates ranging from 0.25% (for ordinary shares) to 0.30% (for institutional shares) of the average net asset values of the Pear Tree Funds, for accounts of broker on record, for distribution and servicing efforts.

3. Related Party Transactions (continued)

The Company earned service fees of $884,215 for the year ended September 30, 2016, from Pear Tree Advisors, Inc. to support distribution efforts of the Pear Tree Funds.

The Company acts as a custodian for certain non-registered funds, which are managed by an entity under common control, Pear Tree Partners. Each of the non-registered funds has custody agreements with the Company, which provide for annual and quarterly custody fees. The Company recognized revenue of $78,384 related to its custodial services, according to these custody agreements for the year ended September 30, 2016.

The Company earned private placement fees of $637,078, for the year ended September 30, 2016, from certain non-registered funds, which are advised by Pear Tree Partners, an entity under common control.

The Company invested in shares of two mutual funds managed by an entity under common control. These mutual funds are included in marketable securities in the statement of financial condition in the amount of $687,838. The Company received $10,051 of dividends, $1,679 in long-term capital gains and recorded an unrealized gain of $43,577 from these investments.

Commission revenue is disbursed to in-house representatives and selling group members pursuant to selling agreements, and is recorded as commission expense in the statement of operations. The total commission expense for the period through September 30, 2016 was $3,105,128 of which $3,022,510 was paid to USB Corporation, an affiliate under common control with the Company. USB Corporation pays salaries of the Company's registered representatives. As of September 30, 2016, the Company has a commission payable of $300,415 to this affiliate.

Pursuant to an expense sharing agreement with USB Corporation, an affiliate under common control, the Company paid the affiliate $210,600 per month for certain salary, rent, and other expenses incurred by the affiliate on behalf of the Company. A total of $2,527,200 was incurred during the year ended September 30, 2016 under this agreement. In accordance with the expense sharing agreement, the monthly fee is reassessed annually at the end of the fiscal year. In addition, the Company paid the affiliate $758,730 for actual variable expenses incurred on behalf of the Company.

4. Marketable Securities and Fair Value Measurements

Marketable securities consist of mutual funds and are carried at fair market value. Cost and market values at September 30, 2016 are summarized as follows:

4. Marketable Securities and Fair Value Measurements (continued)

	Market Value	Cost	Unrealized Gain
Quant Emerging Markets Fund	$ 266,458	$ 199,396	$ 67,062
Quant Foreign Value Small Cap Fund	421,380	284,389	136,991
Total	$ 687,838	$ 483,785	$ 204,053

Fair Value Hierarchy

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as of the measurement date. The standard specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). In accordance with ASC 820 the following summarizes the fair value hierarchy:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 — Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 — Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The valuation methodologies used to determine fair value of the Company's marketable securities remain unchanged during the year ended September 30, 2016.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less than observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

4. Marketable Securities and Fair Value Measurements (continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Changes in valuation techniques may result in transfers in changing an investment's assigned level within the hierarchy. There were no transfers during the year. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

Items Measured at Fair Value on a Recurring Basis

The Company's financial assets and liabilities that are reported at fair value in the accompanying statement of financial condition as of September 30, 2016 are as follows:

	Fair Value Measurements			
	Level 1	Level 2	Level 3	Total
Mutual fund – diversified emerging markets	$ 266,458	$ -	$ -	$266,458
Mutual fund – foreign small/mid value	421,380	-	-	421,380
Total assets at fair value	$ 687,838	$ -	$ -	$687,838

The mutual funds were valued at the daily closing price as reported by the fund. These funds as a registered open-end mutual fund, are required to publish their daily net asset value and to transact at that price.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, however, at September 30, 2016, the Company had net capital of $462,520, or $212,520 in excess of its minimum net capital requirement, and its ratio of aggregate indebtedness to net capital was 0.82 to 1.

Part III of the most recent Focus Report of U.S. Boston Capital Corporation on Form X-17a-5 is available for examination or copying at the Boston regional office of the Securities and Exchange Commission or at the office of the Company, 55 Old Bedford Road, Lincoln North, Lincoln, Massachusetts, 01773.

6. Commitments and Contingencies

From time to time, the Company is a party to certain claims and litigation incidental to its business. Management is of the opinion that the ultimate resolution of any known claims, either individually or in the aggregate, will not have a materially adverse impact on the Company's financial position.

7. Subsequent Events

The Company has evaluated subsequent events through November 22, 2016, the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition of or disclosure in the financial statements.

U.S. BOSTON CAPITAL CORPORATION

Schedule I

Computation of Net Capital, Aggregate Indebtedness,
Basic Net Capital Requirement Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2016

Total stockholder's equity	$ 630,062
Add subordinated liabilities to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	630,062
Less non-allowable assets:	
Commissions receivable	22,228
Prepaid expenses and other current assets	42,138
	64,366
Haircuts on marketable securities	103,176
Total adjustments	167,542
Net capital	$ 462,520
Aggregate indebtedness:	
Total aggregate indebtedness liabilities from statement of financial condition:	
Commissions payable	$ 319,451
Accrued items	61,133
Accrued income taxes	956
Total aggregate indebtedness	$ 381,540
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 212,520
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 162,520
Ratio: Aggregate indebtedness to net capital	0.82 to 1

The above computation does not differ materially from the computation reported by U.S. Boston Capital Corporation in Part II of the Focus Report on Form X-17a-5 at September 30, 2016.

U.S. BOSTON CAPITAL CORPORATION

Schedule II

Computation for Determination of Customer Account Reserve Requirements Under
Rule 15c3-3 Exhibit A
of the Securities and Exchange Commission
September 30, 2016

Total credit items	$	760,318
Total debit items		-
Reserve computation		
Excess of total credits over total debits	$	760,318
Amount held on deposit in "Reserve Bank Account" at September 30, 2016	$	780,318

There are no differences from the above computation and the Company's computation reported in Part II of the Focus Report on Form X-17a-5 as of September 30, 2016.

U.S. BOSTON CAPITAL CORPORATION

Schedule III

Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 Exhibit A
of the Securities and Exchange Commission
September 30, 2016

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control have been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	$ -
	A. Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
	A. Number of items	-


WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of U.S. Boston Capital Corporation:

We have examined U.S. Boston Capital Corporation statements, included in the accompanying Compliance Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, that (1) U.S. Boston Capital Corporation's internal control over compliance was not effective during the most recent fiscal year ended September 30, 2016; (2) U.S. Boston Capital Corporation's internal control over compliance was effective as of September 30, 2016; (3) U.S. Boston Capital Corporation was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016; and (4) the information used to state that U.S. Boston Capital Corporation was in compliance with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) was derived from U.S. Boston Capital Corporation's books and records.

U.S. Boston Capital Corporation's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing U.S. Boston Capital Corporation with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 under the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of U.S. Boston Capital Corporation will be prevented or detected on a timely basis. Our Responsibility is to express an opinion on U.S. Boston Capital Corporation's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether U.S. Boston Capital Corporation's internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2016; U.S. Boston Capital Corporation complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016 was derived from U.S. Boston Capital Corporation's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating U.S. Boston Capital Corporation's compliance with 15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from U.S. Boston Capital Corporation's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying compliance report, a material weakness has been identified in U.S. Boston Capital Corporation's internal control over compliance during the fiscal year ended September 30, 2016. There was a material weakness in internal control surrounding the special account for the exclusive benefit of customers and the corresponding required reserve computation.

In our opinion, because of the material weakness referred to above, U.S. Boston Capital Corporation's internal control over compliance was not effective during the most recent fiscal year ended September 30, 2016. In our opinion, U.S. Boston Capital Corporation's statements that U.S. Boston Capital Corporation's internal control over compliance was effective as of September 30, 2016; U.S. Boston Capital Corporation complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016; and the information used to state that U.S. Boston Capital Corporation was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from U.S. Boston Capital Corporation's books and records are fairly stated, in all material respects.

Wolf & Company, P.C.

Boston, Massachusetts
November 21, 2016

U.S. BOSTON CAPITAL CORPORATION

Compliance Report pursuant to Rule 17a-5(d)(3)
of the Securities and Exchange Commission
For the Fiscal Year Ended September 30, 2016

---

(1) U.S. Boston Capital Corporation has established and maintained Internal Control Over Compliance as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Internal Control Over Compliance of U.S. Boston Capital Corporation was not effective for the fiscal year October 1, 2015 to September 30, 2016, as noted below.

There was a material weakness in control where an overdraft in the (k)(2)(i) account (Special Account for the Exclusive Benefit of Customers) was omitted in the reserve computation, resulting in a deficiency in the Reserve Account and was not detected by the Company's controls. This was corrected in September when a new operating account with controls over cash balances was implemented to ensure no overdrafts occur in the future.

(3) The Internal Control Over Compliance of U.S. Boston Capital Corporation was effective as of the most recent fiscal year ended September 30, 2016.

(4) U.S. Boston Capital Corporation was in compliance with Rule 17 C.F.R.§§ 240.15c3-1 (the "net capital rule"), 240.15c3-3(e) (the "reserve requirements rule") and SEC rule 17a-13 Quarterly Security Counts, as of the end of the most recent fiscal year ended September 30, 2016.

(5) The information that U.S. Boston Capital Corporation used to state whether it was in compliance with Rule 15c-3-1 and paragraph (e) of Rule 15c3-3 was derived from the books and records of U.S. Boston Capital Corporation.

Signature: Deborah A. Kessinger Date: 11-22-16
Deborah A. Kessinger, President



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Directors and Management of
U.S. Boston Capital Corporation
Lincoln, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, solely to assist you and other specified parties in evaluating the U.S. Boston Capital Corporation's (the "Company") compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   No differences noted.

2. Compared the amounts reported on the audited form X-17A-5 (FOCUS REPORT) for the year ended September 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting no differences.

   No differences noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

   No findings noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   No differences noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

* * * * * *

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
November 21, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **9/30/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15885 FINRA SEP
U S BOSTON CAPITAL CORPORATION
55 OLD BEDFORD RD
LINCOLN, MA 01773-1125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Diane Hunt 781-676-5941

2. A. General Assessment (item 2e from page 2) $ 7,165.46

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,876.21

4/22/2016
Date Paid

C. Less prior overpayment applied (

D. Assessment balance due or (overpayment) 4,289.25

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 4,289.25

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

U.S. Boston Capital
(Name of Corporation, Partnership or other organization)

Deborah A. Vessey
(Authorized Signature)

(Title)

Dated the 31st day of October, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2015
and ending 9/30/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 6,838,745

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 3,928,983

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. — 43,577

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 3,972,560

2d. SIPC Net Operating Revenues — $ 2,866,185

2e. General Assessment @ .0025 — $ 7,165.46

(to page 1, line 2.A.)